

December 6, 2013

Via E-mail
Charles Bancroft
Chief Financial Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, N.Y. 10154

Re: Bristol-Myers Squibb Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 15, 2013
File No. 001-01136

Dear Mr. Bancroft:

We have reviewed your November 4, 2013 response to our October 4, 2013 letter. We continue to consider the issues in our prior comment letters, your responses and information you provided us on the November 25th conference call among the company, its representatives and SEC staff members. Your responses to the comments below will help us as we continue to consider the issues. We may have additional comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

Notes to Consolidated Financial Statements
Note 3. Alliances and Collaborations

Lead-in Describing Accounting Treatment for Alliances and Collaborations, page 72

1. Please refer to your response to our prior comment one and the November 25th call and address the following:
   - Provide us proposed disclosure to be included in future periodic reports that describes your policy for separation and allocation of the elements of alliances and collaboration arrangements with multiple elements.
   - Confirm to us that you will include in future periodic reports a table showing the total of amounts attributable to your alliances and collaborations by consolidated balance sheet and statement of earnings line item as of and for each period presented. Provide us proposed disclosure that shows the format of this table.

- Refer to the top of page 7 of your response under the heading "third Party Sales," and explain to us why when your collaborative partner is the principal and you are the agent, such as in the Otsuka collaboration, you classify amounts due from your collaborative partner as net sales.
- Refer to page 8 of your response under the heading "payments to BMS for supply arrangements, royalties and other."
  - o Provide us proposed disclosure of your policy for classifying, in the statement of earnings, amounts due to you from collaborative partners for supply arrangements, royalties and other.
  - o You appear to classify royalties received from collaborative partners as net sales. Explain to us your rationale for this classification.

2. Refer to your proposed disclosure in response to prior comment two regarding upfront and contingent milestone payments from collaborative partners:
- Clarify your proposed disclosure to explain what you mean by "typically" deferred and explain the circumstances when you would not defer.
- Clarify your proposed disclosure to better explain your policy for classifying, in the statement of earnings, the amortization of deferred revenue as "consistent with the nature of the payment" is vague. In this regard, disclose what factors determine the statement of earnings classification.

3. Refer to your proposed disclosure in response to prior comment three. To make clear that amounts are recognized when incurred rather than when the payment is made, we suggest you substitute "Amounts payable by BMS" for "Payments from BMS" at the beginning of your proposed disclosure.

Significant Collaborations, beginning on page 72

4. In the November 25th call, you indicated that you determined by analogy to ASC 605-25 that the August 2012 collaboration with Astrazeneca covering the Amylin portfolio represents a single unit of accounting. Please provide us proposed disclosure that discusses your obligations and rights conveyed in this collaboration and why you concluded that each was not considered a separate unit of accounting. In addition, provide us similar proposed disclosure for each other significant collaboration with Astrazeneca and for each of your other significant collaborations.

5. Tell us how, as discussed in your September 9th letter, allocating on a relative fair value basis the $3.5 billion upfront consideration from AstraZeneca to the predominant elements of the collaboration and amortizing the allocated amounts over the estimated useful life of each element reflects an appropriate pattern and period of the earnings process for the collaboration, which you consider to be a single unit of accounting.

<u>Otsuka, page 73</u>

6. Refer to your response to prior comment six. Provide us proposed disclosure to state, if true, that BMS's share of Abilify revenue recognized in any quarter does not exceed amounts due under the contract in any quarter.

      Please contact James Peklenk, Staff Accountant, at (202) 551-3661 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                        Sincerely,

                        /s/ Jim B. Rosenberg

                        Jim B. Rosenberg
                        Senior Assistant Chief Accountant